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Exhibit 99.2

AMENDING AGREEMENT

        This Amending Agreement (the "Agreement") dated as of March 22, 2005 between Noranda Inc., a corporation incorporated under the laws of the Province of Ontario, Canada (the "Corporation"), Brascan Corporation, a corporation subsisting under the laws of the Province of Ontario, Canada ("Brascan") and Brascade Corporation, a corporation subsisting under the laws of Canada ("Brascade"). Brascan and Brascade are together referred to as the "Sellers".

RECITALS

        WHEREAS the parties entered into a lock up agreement (the "Lock Up Agreement") dated March 8, 2005;

        AND WHEREAS the parties would like to amend the Lock Up Agreement;

        NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1

AMENDMENT TO THE LOCK UP AGREEMENT

        1.1    Defined Terms.    Capitalized terms used but not defined in this Agreement have the meanings ascribed to them in the Lock Up Agreement.

        1.2    Amendment.    The Lock Up Agreement is amended by inserting the following section as a new section 4.3:

  Tax Planning Considerations.    The Corporation acknowledges that the Sellers may seek a structure for the Offer which accommodates certain tax planning measures, substantially in the form described in Schedule C. In that regard, the Corporation hereby covenants to use commercially reasonable efforts to adjust the structure of the Offer to permit the use of a holding company alternative designed to enable shareholders of the Corporation to access their share of the safe income of the Corporation for income tax purposes in respect of Shares tendered to the Offer, provided that the Corporation shall not be required to make any change to the amount or form of consideration being offered pursuant to the Offer that is inconsistent with or in contravention of any applicable law or that, in the opinion of the Corporation acting reasonably, may have any adverse consequence to the Corporation, based upon tax or other considerations. The Corporation and the Sellers acknowledge that any such structure agreed to will be offered to all shareholders of the Corporation. Any such structure will require participating shareholders to meet the conditions set out in Schedule D and to enter into a holding company participation agreement that will contain representations, covenants and indemnities typical of a holding company alternative in a public transaction, including those summarized in Schedule E. The requirement in section 4.1 to deposit all of the Shares that are owned at the time of deposit by the Sellers or any of the direct or indirect Wholly Owned Subsidiaries will be satisfied by either directly depositing such Shares to the Offer or including all such Shares in the holding company participating in the holding company alternative or any combination thereof. The Corporation acknowledges that the Sellers may desire to delay completing the holding company participation agreement until the date specified in Schedule D in order to maximize their share of safe income of the Corporation. In order to comply with the obligations in section 4.1, in such a case, the Sellers will deposit their Shares directly within the time specified in section 4.1 provided that the Corporation hereby agrees to permit such Shares to be withdrawn and re-deposited through the holding company alternative within the time specified in Schedule D.

        1.3    Confirmation of the Lock Up Agreement.    The parties hereby agree that, except as expressly amended hereby, the Lock Up Agreement shall continue in full force and effect, unamended.

ARTICLE 2

GENERAL

        2.1    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

        2.2    Amendments.    This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.

        [signatures on next page]

        This Agreement was executed on the date first set forth above.

NORANDA INC.
By:	/s/ DEREK G. PANNELL Name: Derek G. Pannell Title: President and Chief Executive Officer
BRASCAN CORPORATION
By:	/s/ JEFFREY M. BLIDNER Name: Jeffrey M. Blidner Title: Managing Partner
BRASCADE CORPORATION
By:	/s/ BRYAN K. DAVIS Name: Bryan K. Davis Title: Vice-President and Treasurer

SCHEDULE C

Holding Company Alternative

        This is a general description of a "holding company alternative". This description is intended to provide a general overview of this alternative and a Participating Shareholder (as defined below) may amend the steps to be undertaken in paragraphs 1 and 2 provided, in the opinion of the Corporation, acting reasonably, they do not result in any adverse consequence to the Corporation, based upon tax or other considerations.

1.
Each shareholder of the Corporation (a "Participating Shareholder") wishing to participate in the holding company alternative will transfer all or a portion of such shareholder's Shares (not to exceed the number of Shares that would be tendered to the Offer absent the holding company alternative) to a separate corporation (in the case of each Participating Shareholder, a "Holdco") in exchange for shares of the Holdco. (Note that a Participating Shareholder that is not itself a corporation may first transfer Shares to a corporation which will then transfer Shares to a Holdco.)

2.
Each Holdco will undertake such steps as are reasonably necessary to increase the adjusted cost base to a Participating Shareholder of its shares in Holdco by an amount not exceeding the Participating Shareholder's share of the safe income of the Corporation for the purposes of the Income Tax Act (Canada). These steps could include the payment by the Holdco of one or more stock dividends on its shares, the payment by the Holdco of one or more cash dividends on its shares (such cash being contributed to Holdco by the Participating Shareholder as a contribution to surplus) or the increase by the Holdco, by one or more special resolutions, of the stated capital of its shares.

3.
Following a determination by the Corporation that all of its conditions to the Offer have been satisfied or waived, the Corporation will:

(a)
purchase all of the shares of the Holdcos for consideration equal to a combination of:

(i)
Preferred Shares in the same amount and in the same proportion (subject to payment for fractions included in (a)(ii)) as if the Holdcos had tendered their Shares directly to the Offer, including that a maximum of 50,000,000 Preferred Shares will be issued, when aggregated with the number of Preferred Shares to be issued to shareholders who tender to the Offer directly rather than through the holding company alternative, and that the number of Preferred Shares to be issued in exchange for the Shares of a particular Holdco will be determined as if such Shares were tendered directly and will be subject to proration,

(ii)
cash in the amount determined in accordance with the Offer in respect of any fractional Preferred Share that would have been issuable to the Holdcos if the Holdcos had tendered their Shares directly to the Offer; and

    (iii)
    one Share for each whole Share held by a Holdco that would not have been purchased if the Holdcos had tendered their Shares directly to the Offer; and

  (b)
  take up and pay for all the Shares deposited pursuant to the Offer directly rather than through the holding company alternative.

SCHEDULE D

Conditions to Using the Holding Company Alternative

Conditions

1.
The Participating Shareholder advises Noranda c/o Secretary of Noranda, BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario, Canada M5J 2T3, not later than five Business Days prior to the time of expiry of the Offer, in writing, that it wishes to participate in the holding company alternative;

2.
The Participating Shareholder holds Shares indirectly through a Holdco that was incorporated under the Business Corporations Act (Ontario) (the "OBCA") after March 15, 2005, has been used solely in relation to the holding company alternative, has at all times since its incorporation been validly in existence and in good standing under the OBCA, and is a resident of Canada and a "taxable Canadian corporation" for the purposes of the Income Tax Act (Canada);

3.
If required by Noranda, the Participating Shareholder provides Noranda with security satisfactory to Noranda in respect of the Participating Shareholder's obligations under the holding company participation agreement;

4.
The Participating Shareholder's Holdco does not declare or pay dividends (except as agreed to by Noranda) or effect other distributions or redemptions, except that, in the event that the Holdco receives a dividend from Noranda, the Holdco will declare and pay a dividend and/or redeem shares in the same amount and form immediately following the receipt of the dividend by the Holdco and prior to the completion of the holding company alternative;

5.
The holding company participation agreement, together with any accompanying required documentation, is completed, executed and returned to Noranda, c/o Secretary of Noranda, BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario, Canada M5J 2T3, on or before the time of expiry of the Offer;

6.
In the case of a Participating Shareholder that is not a resident of Canada within the meaning of the Income Tax Act (Canada), the Participating Shareholder provides to Noranda, at the time the holding company alternative is completed, a certificate under section 116 of the Income Tax Act (Canada) and any equivalent provision of provincial legislation, in form and substance satisfactory to Noranda, acting reasonably, or the Participating Shareholder enters into arrangements satisfactory to Noranda, acting reasonably, if a section 116 certificate (or any equivalent provincial certificate) is not available at that time;

7.
Any exemptions required from any applicable Canadian securities regulatory authority needed to complete the holding company alternative are obtained; and

8.
All other terms and conditions of the holding company alternative are satisfactory to Noranda, acting reasonably.

SCHEDULE E

Representative Representations, Covenants and Indemnities

Representations

1.
The Holdco is a corporation duly incorporated and validly existing and in good standing under the OBCA;

2.
All of the issued and outstanding shares of the Holdco are held directly by the Participating Shareholder (or, in the case of a Participating Shareholder that is an individual, another company all of the issued and outstanding shares of which are held directly by the Participating Shareholder);

3.
Upon completion of the holding company alternative, Noranda will acquire the sole legal and beneficial ownership of all the issued and outstanding shares of the Holdco;

4.
The Holdco has no material assets other than the Shares and has no liabilities whatsoever except as set out in the holding company participation agreement;

5.
Since incorporation, the sole activities of the Holdco have been the acquisition and ownership of the Shares and other matters expressly contemplated by the holding company participation agreement;

6.
The Holdco is not a party to nor bound or affected by any agreements, commitments or undertakings of any nature whatsoever other than the holding company participation agreement and except as agreed to by Noranda;

7.
In respect of tax matters, among other things, the Holdco:

(a)
has duly and timely paid all taxes which are or have been due and payable by it;

(b)
has duly and timely filed with the appropriate taxing or other governmental authority all tax returns required to be filed by it;

(c)
is a "taxable Canadian corporation" for purposes of the Income Tax Act (Canada); and

8.
There are no suits, actions, litigation, or other proceedings in progress, pending or threatened against or relating to the Holdco.

Covenants and Indemnities

1.
The Participating Shareholder must prepare, at its expense, all tax returns of the Holdco in respect of all periods ending on or prior to the completion of the holding company alternative, and must not file the returns without the prior approval of Noranda of all the returns as to form and substance;

2.
The Participating Shareholder must pay all costs and expenses incurred in connection with any transaction entered into under the holding company participation agreement;

3.
The Participating Shareholder will provide an indemnity in favor of Noranda and the Holdco (and their respective directors and officers, employees, advisors and agents) from all actions, claims, demands, processes, proceedings, losses, damages, liabilities, deficiencies, taxes, costs and expenses suffered or incurred by Noranda and the Holdco (and their respective directors and officers, employees, advisors and agents), in connection with the holding company alternative as a result of:

(a)
any breach of any representation, warranty, obligation or covenant of the Participating Shareholder to Noranda;

(b)
any liability sustained, incurred, assumed or acquired by the Holdco on or before the completion of the holding company alternative; and

(c)
any liability that would not have been sustained, suffered or incurred by Noranda or the Holdco (and their respective directors and officers, employees, advisors and agents) if Noranda had taken up and exchanged the Shares held by the Holdco directly rather than through the completion of the holding company alternative and the transactions contemplated in the holding company participation agreement;

4.
The Participating Shareholder will provide a release of Noranda (and their respective successors, assigns, parent companies, subsidiaries, affiliated companies, and all of the present and former directors, officers, employees, advisors and agents of these entities) from all liabilities suffered or incurred as a result of certain information provided by Noranda to the Participating Shareholder in connection with the holding company alternative; and

5.
Each vendor of shares of a Holdco (a "Vendor") that is a resident of Canada for purposes of the Income Tax Act (Canada) (other than any such Vendor that is exempt from tax under Part I of the Income Tax Act (Canada)) may request that Noranda make, in which case Noranda agrees to make, joint elections with the Vendor under subsection 85(1) of the Income Tax Act (Canada) and section 518 et seq. of the Taxation Act (Québec) if the Taxation Act (Québec) is applicable in respect of the transfer of the shares of the Holdco to Noranda at elected amounts selected by the Vendor, subject to the provisions respectively of subsection 85(1) of the Income Tax Act (Canada) and section 518 et seq. of the Taxation Act (Québec) if the Taxation Act (Québec) is applicable. Noranda shall have no liability whatsoever for the proper completion of or timely filing of such election forms which shall be prepared at the expense of and by the Vendors. Noranda agrees to sign properly completed forms and return them to the Vendors within 60 days of receipt.

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AMENDING AGREEMENT
ARTICLE 1 AMENDMENT TO THE LOCK UP AGREEMENT
ARTICLE 2 GENERAL
SCHEDULE C Holding Company Alternative
SCHEDULE D Conditions to Using the Holding Company Alternative
SCHEDULE E Representative Representations, Covenants and Indemnities